SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

CNPJ/MF Number 02.558.124/0001-12
NIRE 3330026237-7
Publicly Traded Company
CVM Registration Number 01764-7

NOTICE OF CALL OF EXTRAORDINARY GENERAL MEETING

The Shareholders of EMBRATEL PARTICIPAÇÕES S/A are hereby invited to attend the Extraordinary General Meeting that will be held at the Company’s headquarters, located at Rua Regente Feijó, n.º 166, room 1687-B, Downtown, City and State of Rio de Janeiro, on July 14th, 2005, at 3.00pm, to deliberate on the following Agenda:

(i) deliberate on the proposal of reform the Company Corporate By-laws with the following purposes: (I) provide new wording to article five of the Corporate By-laws in order to reflect the capital increase ratified by the Board of Directors on May 23rd., 2005 as follows: “ Art. 5 - The subscribed corporate capital, fully paid in, is R$ 4.096.713.387,00 (four billion, ninety-six million, seven hundred and thirteen thousand, three hundred and eighty-seven reais), represented by 758,306,004,336 (seven hundred and fifty-eight billion, three hundred and six million, four thousand, three hundred and thirty-six) shares, 282,027,681,973 (two hundred and eighty-two billion, twenty-seven million, six hundred and eighty-one thousand, nine hundred and seventy-three) being nominative common shares and 476,278,322,363 (four hundred and seventy-six billion, two hundred and seventy-eight million, three hundred and twenty-two thousand, three hundred and sixty-three) being nominative preferred shares, all with no nominal value.”; (II) in order that the Fiscal Council act as Company Audit Committee to the purposes disposed at Sarbanes-Oxley Act of 2002: modify the item XV of article 17, inclusion of the sole paragraph of article 30 and article 31, and respective items; modify the third paragraph (§ 3) of article 31; modify the caput, paragraphs first and second (§ 1 and § 2) of article 32; (III) in order to assure the Company to hire by contract consultants that may be required by the Fiscal Council, to perform their duties, as well as to approve specific budget destined to this purpose: inclusion of item II of article 17; inclusion of item (v) in the first paragraph (§ 1) of article 29; and inclusion of article 43; and (IV) as a consequence of the changes proposed, rearrange the articles, respective items and alter the internal references.

(ii) approve the consolidation of Company Corporate By-laws;
(iii) approve the Fiscal Council Internal Ruling ; and
(iv) readjust the remuneration of the members of the Fiscal Council approved at Annual Ordinary General Meeting held on April 29th, 2005, fixing the monthly individual remuneration in the amount of eight thousand reais (R$ 8.000,00).

General Instructions:

A) Powers of Attorney should be filed at the Company headquarters within forty-eight hours before the Shareholders Meeting.

B) Shareholders participating in Fungible Custody of Nominative Shares of the Stock Exchanges willing to take part at this Meeting shall present a statement, informing their respective shareholding, issued two (02) days before the Meeting thereof.

Rio de Janeiro, June 28th, 2005.

José Formoso Martínez
Vice Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.